UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Securities Purchase Agreement

On October 21, 2022, Bit Origin Ltd (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an acrredited investor (the “Buyer”), pursuant to which the company sold a senior secured convertible note (the “Note”) in the principal amount of $2,100,000 and warrants to purchase up to 5,108,275 ordinary shares of the company (the “Warrants”), at a purchase price of $1,974,000.

On October 21, 2022, the Company completed its sale to the Buyer of the Notes and Warrants pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Notes and Warrants were $1,974,000, prior to deducting transaction fees and estimated expenses.

Note

The Note is convertible at an initial conversion price equal to $0.33 per ordinary share (the “Conversion Price”), which is 115% of the average VWAP of the five trading days immediately prior to closing, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Note upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.06 per ordinary shares, which is 20% of the closing bid price of the trading day immediately prior to closing. Holder of the Note have the right to convert all or a portion of the Note at any time after the six month anniversary of the date of issuance and prior to the maturity date, which is two years from the date of issuance.

The Note has an interest of the greater of (i) twelve percent (12% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) six (6%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) fifteen percent (15% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) nine (9%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

The Company may redeem the Notes in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price of the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest thereon at a 6% premium (or 12% premium if the redemption occurs six months after the date of issuance of the Notes). If an event default occurs, any holder of the Notes may require the Company to redeem all or any portion of the Note at a 25% premium to the greater of (i) the aggregate principal amount of Notes to be redeemed, and (ii) the equity value of our common stock underlying the Notes calculated using the greatest closing sale price of our common stock on any trading day immediately preceding such event of default and the date of such redemption.

The Note includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incurring liens; (d) making asset sales; and (e) entering into transactions with affiliates. In addition, the Company is required to maintain minimum unrestricted cash and cash equivalents of $600,000.

The Note also includes customary events of default after which the holder of the Notes may accelerate the maturity of the Notes to become due and payable immediately; provided, however, that the Note will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) failure to file the registration statement that registers the ordinary shares underlying the Note and Warrants within 30 days from closing or failure to cause such registration statement effective within 120 days from closing, (ii) the lapse in effectiveness of such registration statement for 5 consecutive days or for more than an aggregate of 10 days in any 365-day period, with certain exceptions, (iii) the suspension or threatened suspension from trading for 5 consecutive trading days, (iv) failure to cure a conversion failure or a delivery failure within 5 trading days, (v) failure to reserve the adequate number of our ordinary shares, for 10 consecutive days, (vi) failure to pay any amount of principal, interest, late charges or other amounts when due under the Note or any other transaction document, with certain excecptions, (vii) failure to remove any restrictive legend on the ordinary shares issued upon conversion of the Note and such failure remains uncured for at least 5 days, (vii) any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of indebtedness, (ix) certain events of bankruptcy, insolvency and reorganization involving the Company, (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay, (xi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $250,000, (xii) breach of any representations and warranties or covenants of any transaction documents, (xiii) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the equity conditions are satisfied, (B) there has been no equity conditions failure, or (C) as to whether any event of default has occurred, (xiv) any material adverse effect, (xv) any material provision of any transaction document ceases to be valid and binding on or enforceable against the Company or any guarantor subsidiary or the Company, and (xvi) any material damage to the collateral, which causes the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any subsidiary for more than 15 consecutive days.

Warrants

The Warrants have a seven-year term and a $1.20 per share exercise price, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the Warrants upon the occurrence of such event, and increases the number of ordinary shares issuable upon exercise of the Warrants, such that the aggregate exercise price of all Warrants remains the same before and after any such dilutive event. The Warrants also provide for cashless exercise if the Warrants are not registered within 12 months after the closing.

Registration Rights Agreement

The Company also entered into a registration rights agreement (the “Registration Rights Agreement”), dated October 21, 2022, with the Buyer, which provides, subject to certain limitations, the Buyer with certain registration rights for the ordinary shares issuable upon conversion of the Notes and exercise of the Warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within 30 days after the closing to register the resale of the shares underlying the Notes and the Warrants and cause such registration statement to be effective within 120 days after the closing.

Security and Pledge Agreement

The Company also entered into a security and pledge agreement (the “Security and Pledge Agreement”), dated October 21, 2022, with the Buyer and SonicHash LLC (the “Guarantor Subsidiary”). The Security and Pledge Agreement granted a security interest in favor of the Collateral Agent (as defined in the Security and Pledge Agreement) for the benefit of the Buyer in all personal property and assets, with certain exceptions, of the Company and the Guarantor Subsidiary and to perform the the Company’s obligations under the Securities Purchase Agreement, the Note, the Registation Rights Agreement, the Security and Pledge Agreement and the other transaction documents.

Guaranty

The Guarantor Subsidiary also entered into a Guranty (the “Guaranty”) dated October 21, 2022, with the Buyer, pursuant to which the Guarantor Subsidiary agrees to guaranty the Company’s obligations under the Securities Purchase Agreement, the Note, the Registation Rights Agreement, the Security and Pledge Agreement and the other transaction documents.

The foregoing summaries of the Securities Purchase Agreement, the Notes, the Warrants, the Registration Rights Agreement, the Security and Pledge Agreement and the Guaranty do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
4.1	Form of Warrant to Purchase Ordinary Shares
4.2	Form of Senior Secured Convertible Note
10.1	Securities Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Security and Pledge Agreement
10.4	Form of Guaranty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board